SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


  INFORMATION STATEMENT FILED PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


               TICKETMASTER ONLINE CITYSEARCH INC
             --------------------------------------
                        (Name of Issuer)


             Class B Common Stock (Par Value $0.01)
             --------------------------------------
                 (Title of Class of Securities)


                           88633P 20 3
             --------------------------------------
                         (CUSIP Number)

                        December 31, 1998
             --------------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
 X   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 4 Pages

CUSIP No. 88633P 20 3          13G              Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-1672743
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                5.   SOLE VOTING POWER
  NUMBER OF          488,337(1)
    SHARES      6.   SHARED VOTING POWER
 BENEFICIALLY        0
OWNED BY EACH   7.   SOLE DISPOSITIVE POWER
  REPORTING          488,337(1)
 PERSON WITH    8.   SHARED DISPOSITIVE POWER
                     0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  488,337(1)
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                  []
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.6%(2)
12.  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
(1)The Reporting Person holds Class A Common Stock which is convertible at any time at the option of the holder into shares of Class B Common Stock on a share-for-share basis.

(2)Based on the 8,167,000 outstanding shares of Class B Common Stock according to the Company's records as of December 31, 1998, assuming conversion of the Reporting Person's Class A Common Stock.

CUSIP No. 88633P 20 3          13G              Page 3 of 4 Pages


Item 1.  (a)  Name of Issuer: TICKETMASTER ONLINE CITYSEARCH INC
         (b)  Address of Issuer's Principal Executive Offices:
              790 E Colorado Blvd.
              Suite 200
              Pasadena, CA 91101
Item 2.  (a)  Name of Person Filing:  Intel Corporation
         (b)  Address of Principal Business Office or, if  None,
              Residence:
              2200 Mission College Blvd.
              Santa Clara, CA  95052
         (c)  Citizenship:  Delaware
         (d)  Title  of  Class  of Securities:  Class  B  Common
              Stock (par Value $0.01)
         (e)  CUSIP Number: 88633P 20 3

Item 3.  Inapplicable

Item 4.  Ownership
         (a)  Amount beneficially owned:  488,337
         (b)  Percent of class:  5.6%
         (c)  Number of shares as to which such person has:
              (i)    Sole  power  to  vote or to direct  to  the
                     vote:  488,337
              (ii)   Shared power to vote or to direct the vote:
                     0
              (iii)  Sole  power  to  dispose or to  direct  the
                     disposition of:  488,337
              (iv)   Shared  power to dispose or to  direct  the
                     disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Inapplicable

Item 7.  Inapplicable

Item 8.  Inapplicable

Item 9.  Inapplicable

Item 10. Inapplicable

CUSIP No. 88633P 20 3          13G              Page 4 of 4 Pages


                             SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 12, 1999
                                 ---------------------------
                                            Date

                                  /s/F. Thomas Dunlap, Jr.
                                 ---------------------------
                                          Signature

                                    F. Thomas Dunlap, Jr.
                             Vice President, General Counsel and
                                          Secretary
                                 ---------------------------
                                         Name/Title